WADDELL & REED ADVISORS FUNDS

6300 LAMAR AVENUE

P.O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

October 28, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Waddell & Reed Advisors Funds (Registrant)
File Nos. 811-09435 and 333-82447/CIK No. 1072962

On behalf of the Registrant, I am responding to the comments that you gave to me via telephone on September 13, 2010 as I understand them, regarding Post-Effective Amendment No.17, as filed on August 27, 2010. Each of your comments is repeated below, with our response immediately following.

1.	Comment:	Please ensure that the summary section of each fund includes corresponding principal strategies and principal risks.

	Response:	We have changed any disclosure necessary to confirm consistency between each fund’s principal strategies and principal risks.

In connection with the above comments and our responses, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 913-236-1923.

Very Truly Yours,

/s/ Kristen A. Richards
Kristen A. Richards
Vice President, Assistant Secretary and Associate General Counsel